EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan:
We consent to the incorporation by reference in the registration statements (no. 33-43105, 333-36725 and 333-65120) on Form S-8 of The Bon-Ton Stores, Inc. of our report dated June 29, 2010 with respect to the statement of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of The Bon-Ton Stores, Inc. Retirement Contribution Plan.
/s/ KPMG LLP

Philadelphia, PA
June 29, 2010